Press release

from ASSA ABLOY AB (publ) 9 August 2006 no:18/06

ASSA ABLOY REPORTS CONTINUED STRONG SALES

- Sales for the second quarter increased by 10% to SEK 7,689 M (6,984), including 7% organic growth.
- The operating margin (EBIT) for the second quarter, excluding restructuring costs, amounted to 15.0% (14.6).
- Restructuring costs during the quarter totaled SEK 520 M.
- Net income for the second quarter amounted to SEK 297 M (657).
- Earnings per share for the second quarter amounted to SEK 0.80 (1.75), or SEK 1.95 excluding restructuring items.
- Operating cash flow for the second quarter amounted to SEK 833 M (813).
- The acquisition of Fargo Electronics was completed on 3 August.
- Martin Brandt appointed Head of Division Asia Pacific, executive team complete.

"The strong sales growth of 16% for the half year, of which 9% is organic growth, was due to successful strategic marketing efforts coupled with good demand on our most important markets in North America and Europe," says President and CEO Johan Molin. "The restructuring program is proceeding according to plan and will strengthen long-term profitability, and the acquisition of Fargo offers new growth opportunities in a fast-growing segment."

SALES AND INCOME

	Second quarter			Half year		
	2006	2005	Change	2006	2005	Change
Sales, SEK M	**7,689**	**6,984**	**+10%**	**15,342**	**13,253**	**+16%**
of which,						
Organic growth			+7%			+9%
Acquisitions			+2%			+2%
Exchange-rate effects	46		+1%	560		+4%
Operating income (EBIT), SEK M	**1,151***	**1,022**	**+13%**	**2,261***	**1,912**	**+18%**
Operating margin (EBIT), %	15.0*	14.6		14.7*	14.4	
Income before tax, SEK M	995*	900	+11%	1,960*	1,664	+18%
of which, exchange-rate effects, SEK M	7		+1%	71		+4%
Net income, SEK M	297	657	-55%	1,001	1,216	-18%
Operating cash flow, SEK M	833	813	+2%	1,420	1,362	+4%
Earnings per share (EPS), SEK	**1.95***	**1.75**	**+11%**	**3.83***	**3.24**	**+18%**

*Excluding restructuring costs totaling SEK 520 M

SECOND QUARTER

The Group's sales in the second quarter totaled SEK 7,689 M (6,984), an increase of 10% on the previous year. Organic growth was 7%. Newly acquired companies, principally Adams Rite and Baron, contributed 2% to sales. Translation of foreign subsidiaries' sales to Swedish kronor had a positive effect of SEK 46 M due to changes in exchange rates.

The quarter's earnings were burdened by restructuring costs of SEK 520 M. Operating income before depreciation, EBITDA, excluding restructuring costs amounted to SEK 1,378 M (1,243). The corresponding margin was 17.9% (17.8). The Group's operating income, EBIT, excluding restructuring costs amounted to SEK 1,151 M (1,022) after positive currency effects of SEK 9 M. The corresponding operating margin (EBIT) was 15.0% (14.6). The quarter's income before tax, excluding restructuring costs, amounted to SEK 995 M (900), including positive currency effects of SEK 7 M due to translation of foreign subsidiaries. The Group's tax charge totaled SEK 178 M (243), corresponding to an effective tax rate of 37% on reported income before tax. The reason for the increase in effective tax rate is that deferred tax on some restructuring items has not been considered. Earnings per share excluding restructuring items for the second quarter amounted to SEK 1.95 (1.75), which represents an increase of 11%.

Operating cash flow for the quarter amounted to SEK 833 M – equivalent to 84% of income before tax, excluding restructuring costs – compared with SEK 813 M last year. Interest payments during the quarter increased by SEK 96 M as a result of changes in the maturity structure. Working capital showed a seasonal rise of SEK 163 M during the quarter due to increased capital tied up in accounts receivable and to increased material costs which affected inventories.

FIRST HALF-YEAR

Sales for the first half of 2006 totaled SEK 15,342 M (13,253), which represents an increase of 16%. Organic growth was 9%. Newly acquired companies contributed 2%. Exchange rates affected sales positively by SEK 560 M compared with the first half of 2005.

Operating income before depreciation, EBITDA, excluding restructuring costs amounted to SEK 2,710 M (2,345) for the half-year. The corresponding margin was 17.7% (17.7). The Group's operating income, EBIT, excluding restructuring costs increased by 18% to SEK 2,261 M (1,912) after positive currency effects of SEK 88 M. The corresponding operating margin (EBIT) was 14.7% (14.4).

Earnings per share excluding restructuring items for the first half-year increased by 18% to SEK 3.83 (3.24). Operating cash flow for the half-year amounted to SEK 1,420 M (1,362).

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated at the start of the year is proceeding according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on assembly, and some units will be closed. The cost of the program is estimated at SEK 1,250 M and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. Most of the costs of the program are expected to be expensed in 2006. About 75% of the costs will relate to payments associated with redundancies and the remainder to write-downs chiefly concerned with machinery and equipment.

In addition to the restructuring described above, it has been decided to cease the existing car-lock manufacturing in the UK because of the unprofitable cost position and prospects of British car manufacturers. The costs of closure are estimated to amount to SEK 200 M.

The quarter's earnings were burdened by restructuring costs totaling SEK 520 M, of which SEK 200 M relates to car-lock manufacture in the UK. SEK 68 M relates to write-downs chiefly of machinery and equipment. About 100 employees affected have left the Group. Total restructuring payments for ongoing programs amounted to SEK 52 M during the quarter.

COMMENTS BY DIVISION

EMEA

Sales for the second quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 334 M (325), with 4% organic growth. Operating income excluding restructuring costs amounted to EUR 53 M (47), which represents an operating margin (EBIT) of 15.9% (14.5). Return on capital employed excluding restructuring items amounted to 18.8% (16.4). Operating cash flow before interest paid totaled EUR 44 M (35).

As expected, sales growth in the second quarter was restricted by the lesser number of working days. The Nordic region, eastern Europe and Africa are generating strong organic growth and Germany, Benelux and the UK are showing an improved sales trend. Restructuring costs for the quarter totaled EUR 45 M, including EUR 22 M relating to the closure of car-lock manufacturing in the UK. The operating margin excluding restructuring costs grew strongly in the quarter as a result of savings made and rising sales volumes.

AMERICAS

Sales for the second quarter in the Americas division totaled USD 353 M (298) with 10% organic growth. Operating income excluding restructuring costs amounted to USD 67 M (53), which represents an operating margin (EBIT) of 19.0% (17.8). Return on capital employed excluding restructuring items amounted to 22.1% (19.5). Operating cash flow before interest paid totaled USD 61 M (53).

Americas' strong sales trend continued during the second quarter, with sustained good demand in the USA and Mexico. Sales by the Residential, Door and Electromechanical Groups show continuing strong growth for the quarter, while the Architectural Hardware Group reports a stable rate of good growth. The acquisitions of Adams Rite and Baron progress according to plan. Restructuring costs for the quarter totaled USD 8 M. The operating margin excluding restructuring costs improved strongly as a result of the good growth in sales volumes during the quarter.

ASIA PACIFIC

Sales for the second quarter in the Asia Pacific division totaled AUD 105 M (95) with 4% organic growth. Operating income excluding restructuring costs amounted to AUD 8 M (12), representing an operating margin (EBIT) of 7.7% (12.6). Return on capital employed excluding restructuring items amounted to 9.2% (14.9). Operating cash flow before interest paid totaled AUD 12 M (19).

Sales in Asia develop well, driven by good performance on the Chinese market and increased deliveries to other divisions. Demand on the residential markets in both Australia and New Zealand remains at a low level. Restructuring costs for the quarter totaled AUD 7 M. The

operating margin excluding restructuring costs was affected negatively by increased material costs, mainly in Asia, and by costs of AUD 2 M for the change of divisional head. The operating margin in Australia and New Zealand was stable.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 936 M (832) in the second quarter, with organic growth of 11%. Operating income amounted to SEK 116 M (113), giving an operating margin (EBIT) of 12.4% (13.6). Return on capital employed amounted to 15.1% (15.4). Operating cash flow before interest paid amounted to SEK 118 M (60).

Global Technologies reports continued strong organic growth in all three of its businesses. The acquisition of VisionCard (Schwab & Partners) progresses according to plan. The operating margin is curbed by continued investments in an enlarged marketing and sales organization, chiefly in HID. Cash flow was strong this quarter.

ENTRANCE SYSTEMS

The Entrance Systems division reported sales of SEK 660 M (586) in the second quarter, representing organic growth of 7%. Operating income amounted to SEK 84 M (83), giving an operating margin (EBIT) of 12.7% (14.2). Return on capital employed amounted to 11.0% (12.0). Operating cash flow before interest paid amounted to SEK 78 M (101).

Demand continues to be good on all major markets, especially in the USA and Asia. Development of margins during the quarter was held back by a negative sales-mix resulting from slower growth in sales of services and by increased costs for aluminum. Acquired units are developing well but produce some dilution of the operating margin.

ACQUISITIONS

The acquisition of VisionCard (Schwab & Partners), a leading European manufacturer of contactless cards for the ski-lift, public transportation and access control markets, was completed at the end of May. Annual sales total EUR 13 M, with a good EBIT margin. The company has about 80 employees. The acquisition is expected to contribute positively to earnings per share from the date of acquisition.

The acquisition of Fargo Electronics, a global leader in secure identity card issuance systems, including printers, supplies and software, was completed on 3 August. Sales are expected to exceed USD 90 M in 2006, with continued good EBIT margin. The company has about 220 employees. The acquisition is expected to have a mildly diluting effect on earnings per share in 2006 and to contribute to earnings per share in 2007. Both acquired companies have become part of Global Technologies.

The combined acquisition price for these acquisitions, adjusted for acquired interest-bearing assets including estimated earn-outs, is about SEK 2,300 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to about SEK 2,000 M.

NEW MEMBERS OF THE EXECUTIVE TEAM

Ulf Södergren was appointed Chief Technology Officer (CTO) on 1 June. Tomas Eliasson has been appointed Chief Financial Officer (CFO) and Tzachi Wiesenfeld head of EMEA division, and both will take up their posts on 1 September. Martin Brandt has been appointed head of Asia Pacific division and will take up his post on 1 October.

OTHER EVENTS

In accordance with the decision taken at the Annual General Meeting, ASSA ABLOY has issued a global incentive program directed at nearly 100 senior staff in some 15 countries. The program, which is issued at market price, consists of four convertible bonds with a total value of EUR 38.4 M and a duration of five years. The conversion prices for the four bonds range between EUR 14.60 and EUR 18.60.The dilution effect of the program, calculated as the maximum increase in number of shares after full conversion, will amount to 0.6% of share capital and about 0.4% of the total number of votes.

PARENT COMPANY

'Other operating income' for the Parent company ASSA ABLOY AB in the first half-year totaled SEK 366 M (430). Income before tax amounted to SEK 786 M (527). Investments in tangible and intangible assets totaled SEK 10 M (5). Cash and cash equivalents amounted to SEK 74 M (386) and the equity ratio was 43% (43).

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 66-70 of the 2005 Annual Report. New or revised IFRS effective after 31 December 2005 have had no material effect on the consolidated income statement or balance sheet. The Group's Interim Report is prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31, issued by the Swedish Financial Accounting Standards Council. The Parent Company applies RR 32.

OUTLOOK

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well, excluding the effects of future restructuring.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 9 August 2006

Johan Molin
President and CEO

REVIEW REPORT

We have reviewed the interim report for the period 1 January 2006 – 30 June 2006 for ASSA ABLOY AB (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with ('RS') and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 9 August 2006

PricewaterhouseCoopers AB

Peter Nyllinge
Authorised Public Accountant
Partner in charge

Financial information

The Interim Report for the third quarter will be published on 8 November 2006.

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today** at Klarabergsviadukten 90 **in Stockholm**. The analysts' meeting can also be followed over the Internet at www.assaabloy.com. It is possible to submit questions by telephone on **+44 (0)20 7162 0025**.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

INCOME STATEMENT	Apr-Jun 2006 SEK M	Apr-Jun 2005 SEK M	Jan-Jun 2006 EUR M[1]	Jan-Jun 2006 SEK M	Jan-Jun 2005 SEK M	Jan-Dec 2005 SEK M
Sales	7,689	6,984	1,644	15,342	13,253	27,802
Cost of goods sold	-5,069	-4,124	-1,030	-9,608	-7,849	-16,508
Gross Income	**2,620**	**2,860**	**614**	**5,734**	**5,404**	**11,294**
Selling and administrative expenses	-1,992	-1,841	-428	-3,997	-3,497	-7,224
Share in earnings of associated companies	3	3	0	4	5	8
Operating income	**631**	**1,022**	**186**	**1,741**	**1,912**	**4,078**
Financial items	-156	-122	-32	-301	-248	-522
Income before tax	**475**	**900**	**153**	**1,440**	**1,664**	**3,556**
Tax	-178	-243	-47	-439	-448	-943
Net income	**297**	**657**	**106**	**1,001**	**1,216**	**2,613**
Allocation of net income:						
Shareholders in ASSA ABLOY AB	294	654	107	997	1,212	2,608
Minority interests	3	3	0	4	4	5

EARNINGS PER SHARE	Apr-Jun 2006 SEK	Apr-Jun 2005 SEK	Jan-Jun 2006 SEK	Jan-Jun 2005 SEK	Jan-Dec 2005 SEK
Earnings per share after tax and before dilution [3]	0.80	1.79	2.72	3.31	7.13
Earnings per share after tax and dilution [4]	0.80	1.75	2.68	3.24	6.97
Earnings per share after tax and dilution, excl restructuring costs [4]	1.95	1.75	3.83	3.24	6.97

CASH FLOW STATEMENT	Apr-Jun 2006 SEK M	Apr-Jun 2005 SEK M	Jan-Jun 2006 EUR M[1]	Jan-Jun 2006 SEK M	Jan-Jun 2005 SEK M	Jan-Dec 2005 SEK M
Cash flow from operating activities	672	599	133	1,239	1,122	3,450
Cash flow from investing activities	-420	-274	-132	-1,230	-516	-1,052
Cash flow from financing activities	-292	-372	-3	-26	-594	-2,325
Cash flow	**-40**	**-47**	**-2**	**-17**	**12**	**73**

BALANCE SHEET	30 Jun 2006 EUR M[2]	30 Jun 2006 SEK M	30 Jun 2005 SEK M	31 Dec 2005 SEK M
Intangible fixed assets	1,727	15,925	15,944	16,078
Tangible fixed assets	582	5,362	5,679	5,702
Financial fixed assets	167	1,543	1,620	1,557
Inventories	426	3,925	3,647	3,679
Trade receivables	561	5,176	5,099	4,818
Other non-interest-bearing current assets	101	930	933	838
Interest-bearing current assets	110	1,013	1,131	1,020
Total assets	**3,674**	**33,874**	**34,053**	**33,692**
Equity	1,450	13,370	12,899	14,413
Interest-bearing non-current liabilities	560	5,167	9,928	5,360
Non-interest-bearing non-current liabilities	32	292	342	397
Interest-bearing current liabilities	980	9,037	5,102	7,963
Non-interest-bearing current liabilities	652	6,008	5,782	5,559
Total equity and liabilities	**3,674**	**33,874**	**34,053**	**33,692**

CHANGE IN EQUITY	Jan-Jun 2006 EUR M	Jan-Jun 2006 SEK M	Jan-Jun 2005 SEK M	Jan-Dec 2005 SEK M
Opening balance 1 January	**1,528**	**14,413**	**11,253**	**11,253**
IFRS-effect (IAS 39)	-	-	-77	-77
Dividend [13]	-128	-1,189	-951	-951
Minority interest acquisition/disposal	-1	-11	48	36
Cash flow hedges, fair value change	0	-1	-	-3
Exchange difference for the period	-56	-843	1,410	1,542
Net Income [1]	107	1,001	1,216	2,613
Closing balance at end of period [2]	**1,450**	**13,370**	**12,899**	**14,413**

KEY DATA	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005
Return on capital employed excl restructuring, %	16.7	14.7	15.9
Return on capital employed incl restructuring, %	13.1	14.7	15.9
Return on shareholders' equity, %	12.8	17.8	18.1
Equity ratio, %	39.5	37.9	42.8
Interest coverage ratio, times	5.8	7.7	8.2
Interest on convertible debentures net after tax, SEK M	19.5	16.0	33.1
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	381,050	378,718	378,718
Weighted average number of shares after dilution, thousands	378,937	378,718	378,718
Average number of employees	31,658	29,189	29,578

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Jan-Jun 2005	Full Year 2005	Q 1 2006	Q 2 2006	Jan-Jun 2006	12 month rolling
Sales	6,269	6,984	7,019	7,530	13,253	27,802	7,653	7,689	15,342	29,891
Organic growth [6)]	2%	6%	5%	7%	4%	5%	12%	7%	9%	-
Gross income excl restructuring costs	**2,544**	**2,860**	**2,851**	**3,039**	**5,404**	**11,294**	**3,114**	**3,140**	**6,254**	**12,144**
Gross income / Sales	40.6%	41.0%	40.6%	40.4%	40.8%	40.6%	40.7%	40.8%	40.8%	40.6%
Operating income before depreciation (EBITDA) excl restructuring costs	**1,102**	**1,243**	**1,317**	**1,298**	**2,345**	**4,960**	**1,332**	**1,378**	**2,710**	**5,325**
Gross margin (EBITDA)	17.6%	17.8%	18.8%	17.2%	17.7%	17.8%	17.4%	17.9%	17.7%	17.8%
Depreciation	-212	-221	-214	-235	-433	-882	-222	-227	-449	-898
Operating income (EBIT) excl restructuring costs	**890**	**1,022**	**1,103**	**1,063**	**1,912**	**4,078**	**1,110**	**1,151**	**2,261**	**4,427**
Operating margin (EBIT)	14.2%	14.6%	15.7%	14.1%	14.4%	14.7%	14.5%	15.0%	14.7%	14.8%
Restructuring costs	-	-	-	-	-	-	-	-520	-520	-520
Operating income (EBIT)	**890**	**1,022**	**1,103**	**1,063**	**1,912**	**4,078**	**1,110**	**631**	**1,741**	**3,907**
Financial items	-126	-122	-134	-140	-248	-522	-145	-156	-301	-575
Income before tax	**764**	**900**	**969**	**923**	**1,664**	**3,556**	**965**	**475**	**1,440**	**3,332**
Profit margin (EBT)	12.2%	12.9%	13.8%	12.3%	12.6%	12.8%	12.6%	6.2%	9.4%	11.1%
Tax	-205	-243	-263	-232	-448	-943	-261	-178	-439	-934
Net income	**559**	**657**	**706**	**691**	**1,216**	**2,613**	**704**	**297**	**1,001**	**2,398**
Allocation of net income:										
Share holders in ASSA ABLOY AB	558	654	705	691	1,212	2,608	703	294	997	2,393
Minority interests	1	3	1	0	4	5	1	3	4	5

OPERATING CASH FLOW

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Jan-Jun 2005	Full Year 2005	Q 1 2006	Q 2 2006	Jan-Jun 2006	12 month rolling
Operating income (EBIT)	890	1,022	1,103	1,063	1,912	4,078	1,110	631	1,741	3,907
Restructuring costs	-	-	-	-	-	-	-	520	520	520
Depreciation	212	221	214	235	433	882	222	227	449	898
Net capital expenditure	-140	-161	-135	-231	-301	-667	-180	-180	-360	-726
Change in working capital	-333	-201	102	322	-534	-110	-492	-163	-655	-231
Paid and received interest	-83	-80	-87	-205	-163	-455	-114	-176	-290	-582
Adjustment for non-cash items	3	12	-7	-34	15	-26	41	-26	15	-26
Operating cash flow [5)]	**549**	**813**	**1,190**	**1,150**	**1,362**	**3,702**	**587**	**833**	**1,420**	**3,760**
Operating cash flow / Income before tax	0.72	0.90	1.23	1.25	0.82	1.04	0.61	1.75	0.99	1.13

CHANGE IN NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Jan-Jun 2005	Full Year 2005	Q 1 2006	Q 2 2006	Jan-Jun 2006
Net debt at beginning of the period	12,208	12,499	13,860	12,769	12,208	12,208	12,240	12,506	12,240
IFRS-effect (IAS 39)	77	-	-	-	77	77	-	-	-
Operating cash flow	-549	-813	-1,190	-1,150	-1,362	-3,702	-587	-833	-1,420
Restructuring payment	56	59	42	141	115	298	161	52	213
Tax paid	167	373	122	257	540	919	200	341	541
Acquisitions	111	123	66	113	234	413	682	255	937
Dividend	-	951	-	-	951	951	-	1,189	1,189
Translation differences	429	668	-131	110	1,097	1,076	-190	-383	-573
Net debt at end of period	**12,499**	**13,860**	**12,769**	**12,240**	**13,860**	**12,240**	**12,506**	**13,127**	**13,127**
Net debt / Equity, times	1.03	1.07	0.95	0.85	1.07	0.85	0.84	0.98	0.98

NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006
Long-term interest-bearing receivables	-37	-40	-36	-62	-61	-65
Short-term interest-bearing investments	-171	-249	-147	-104	-87	-179
Cash and bank balances	-896	-881	-945	-916	-958	-833
Pension provisions	1,739	1,860	1,601	1,634	1,657	1,337
Other long-term interest-bearing liabilities	6,138	8,068	7,908	3,726	4,541	3,830
Short-term interest-bearing liabilities	5,726	5,102	4,388	7,963	7,414	9,037
Total	**12,499**	**13,860**	**12,769**	**12,240**	**12,506**	**13,127**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006
Capital employed	24,675	26,759	26,292	26,653	27,368	26,497
- of which goodwill	14,562	15,631	15,519	15,716	15,966	15,572
Net debt	12,499	13,860	12,769	12,240	12,506	13,127
Minority interest	29	79	74	71	70	59
Shareholders' equity (excl minority interest)	12,147	12,820	13,449	14,342	14,793	13,311

DATA PER SHARE

	Q 1 2005 SEK	Q 2 2005 SEK	Q 3 2005 SEK	Q 4 2005 SEK	Jan-Jun 2005 SEK	Full Year 2005 SEK	Q 1 2006 SEK	Q 2 2006 SEK	Jan-Jun 2006 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [3]	1.52	1.79	1.93	1.89	3.31	7.13	1.92	0.80	2.72	6.54
Earnings per share after tax and dilution [4]	1.49	1.75	1.89	1.84	3.24	6.97	1.88	0.80	2.68	6.41
Earnings per share after tax and dilution excl restructuring costs[4]	1.49	1.75	1.89	1.84	3.24	6.97	1.88	1.95	3.83	7.56
Shareholders' equity per share after dilution [4]	36.90	38.84	40.44	42.85	38.84	42.85	44.03	40.93	40.93	

RESULTS BY DIVISION

Apr - Jun and 30 Jun respectively	EMEA [7] EUR M		Americas [8] USD M		Asia Pacific [9] AUD M		Global Technologies [10] SEK M		Entrance Systems [11] SEK M		Other SEK M		Total SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	326	317	352	297	93	87	903	808	649	578			7,689	6,984
Sales, intragroup	8	8	1	1	12	8	33	24	11	8	-192	-157		
Sales	**334**	**325**	**353**	**298**	**105**	**95**	**936**	**832**	**660**	**586**	**-192**	**-157**	**7,689**	**6,984**
Organic growth [5]	*4%*	*4%*	*10%*	*7%*	*4%*	*2%*	*11%*	*9%*	*7%*	*11%*			*7%*	*6%*
Operating income (EBIT)	**53**	**47**	**67**	**53**	**8**	**12**	**116**	**113**	**84**	**83**	**-81**	**-70**	**1,151**	**1,022**
Operating margin (EBIT)	*15,9%*	*14,5%*	*19,0%*	*17,8%*	*7,7%*	*12,6%*	*12,4%*	*13,6%*	*12,7%*	*14,2%*			*15,0%*	*14,6%*
Restructuring costs	-45	-	-8	-	-7	-	-	-	-	-	-	-	-520	-
Operating income (EBIT) incl restructuring costs	**8**	**47**	**59**	**53**	**1**	**12**	**116**	**113**	**84**	**83**	**-81**	**-70**	**631**	**1,022**
Capital employed	1,077	1,115	1,233	1,105	343	322	3,055	2,949	3,038	2,976	-326	-253	26,497	26,759
- of which goodwill	497	508	742	654	178	171	2,192	2,301	2,456	2,400			15,572	15,631
Return on capital employed excl restructuring	*18.8%*	*16.4%*	*22.1%*	*19.5%*	*9.2%*	*14.9%*	*15.1%*	*15.4%*	*11.0%*	*12.0%*			*16.9%*	*15.4%*
Operating income (EBIT)	8	47	59	53	1	12	116	113	84	83	-81	-70	631	1,022
Restructuring costs	45	-	8	-	7	-	-	-	-	-	-	-	520	-
Depreciation	12	14	8	7	3	3	17	11	10	7	2	3	227	221
Net capital expenditure	-9	-10	-5	-4	-4	2	-20	-41	-10	0	-7	1	-180	-161
Movement in working capital	-12	-16	-9	-3	5	2	5	-23	-6	11	-11	-21	-163	-201
Cash flow [5]	**44**	**35**	**61**	**53**	**12**	**19**	**118**	**60**	**78**	**101**	-	-	**1,035**	**881**
Adjustment for non-cash items											-26	12	-26	12
Paid and received interest											-176	-80	-176	-80
Operating cash flow [5]													**833**	**813**

Apr - Jun and 30 Jun respectively	EMEA [7] SEK M		Americas [8] SEK M		Asia Pacific [9] SEK M		Global Technologies [10] SEK M		Entrance Systems [11] SEK M		Other SEK M		Total SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	3,026	2,928	2,594	2,181	517	489	903	808	649	578			7,689	6,984
Sales, intragroup	77	71	9	7	63	47	33	24	11	8	-192	-157		
Sales	**3,103**	**2,999**	**2,603**	**2,188**	**580**	**536**	**936**	**832**	**660**	**586**	**-192**	**-157**	**7,689**	**6,984**
Organic growth [6]	*4%*	*4%*	*10%*	*7%*	*4%*	*2%*	*11%*	*9%*	*7%*	*11%*			*7%*	*6%*
Operating income (EBIT)	**492**	**436**	**495**	**394**	**45**	**66**	**116**	**113**	**84**	**83**	**-81**	**-70**	**1,151**	**1,022**
Operating margin (EBIT)	*15,9%*	*14,5%*	*19,0%*	*17,8%*	*7,7%*	*12,6%*	*12,4%*	*13,6%*	*12,7%*	*14,2%*			*15,0%*	*14,6%*
Restructuring costs	-420	-	-58	-	-42	-	-	-	-	-	-	-	-520	-
Operating income (EBIT) incl restructuring costs	**73**	**436**	**437**	**394**	**2**	**66**	**116**	**113**	**84**	**83**	**-81**	**-70**	**631**	**1,022**
Capital employed	9,935	10,529	8,944	8,636	1,851	1,922	3,055	2,949	3,038	2,976	-326	-253	26,497	26,759
- of which goodwill	4,580	4,798	5,382	5,109	962	1,023	2,192	2,301	2,456	2,400			15,572	15,631
Return on capital employed excl restructuring	*18.8%*	*16.4%*	*22.1%*	*19.5%*	*9.2%*	*14.9%*	*15.1%*	*15.4%*	*11.0%*	*12.0%*			*16.9%*	*15.4%*
Operating income (EBIT)	73	436	437	394	2	66	116	113	84	83	-81	-70	631	1,022
Restructuring costs	420	-	58	-	42	-	-	-	-	-	-	-	520	-
Depreciation	118	128	65	56	15	16	17	11	10	7	2	3	227	221
Net capital expenditure	-82	-96	-38	-32	-23	9	-20	-41	-10	0	-7	1	-180	-161
Movement in working capital	-111	-151	-68	-23	28	7	5	-23	-6	11	-11	-21	-163	-201
Cash flow [5]	**418**	**317**	**454**	**395**	**65**	**98**	**118**	**60**	**78**	**101**			**1,035**	**881**
Adjustment for non-cash items											-26	12	-26	12
Paid and received interest											-176	-80	-176	-80
Operating cash flow [5]													**833**	**813**

Jan - Jun and 30 Jun respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	660	614	673	579	177	161	1,824	1,566	1,259	1,066			15,342 [12]	13,253 [13]
Sales, intragroup	16	16	2	2	21	15	62	39	18	15	-364	-299		
Sales	**676**	**630**	**675**	**581**	**198**	**176**	**1,886**	**1,605**	**1,277**	**1,081**	**-364**	**-299**	**15,342**	**13,253**
Organic growth [6]	*7%*	*1%*	*11%*	*6%*	*5%*	*1%*	*11%*	*10%*	*9%*	*8%*			*9%*	*4%*
Operating income (EBIT)	**104**	**91**	**127**	**104**	**14**	**20**	**250**	**219**	**161**	**146**	**-167**	**-138**	**2,261**	**1,912**
Operating margin (EBIT)	*15,4%*	*14,4%*	*18,8%*	*17,9%*	*7,1%*	*11,1%*	*13,3%*	*13,6%*	*12,6%*	*13,5%*			*14,7%*	*14,4%*
Restructuring costs	-45	-	-8	-	-7	-	-	-	-	-	-	-	-520	-
Operating income (EBIT) incl restructuring costs	**59**	**91**	**119**	**104**	**7**	**20**	**250**	**219**	**161**	**146**	**-167**	**-138**	**1,741**	**1,912**
Capital employed	1,077	1,115	1,233	1,105	343	322	3,055	2,949	3,038	2,976	-326	-253	26,497	26,759
- of which goodwill	497	508	742	654	178	171	2,192	2,301	2,456	2,400			15,572	15,631
Return on capital employed excl restructuring	*18.6%*	*16.0%*	*21.7%*	*18.9%*	*8.2%*	*12.0%*	*16.9%*	*15.7%*	*10.1%*	*10.3%*			*16.7%*	*14.7%*
Operating income (EBIT)	59	91	119	104	7	20	250	219	161	146	-167	-138	1,741	1,912
Restructuring costs	45	-	8	-	7	-	-	-	-	-	-	-	520	-
Depreciation	25	28	16	15	6	6	32	21	20	14	4	5	449	433
Net capital expenditure	-17	-18	-11	-9	-8	0	-46	-53	-19	-9	-11	-9	-360	-301
Movement in working capital	-36	-41	-36	-25	1	8	-113	-67	39	80	28	-35	-655	-534
Cash flow [5]	**76**	**60**	**96**	**85**	**13**	**34**	**123**	**120**	**201**	**231**			**1,695**	**1,510**
Adjustment for non-cash items											15	15	15	15
Paid and received interest											-290	-163	-290	-163
Operating cash flow [5]													**1,420**	**1,362**
Average number of employees	12,347	12,839	10,168	9,029	5,040	4,015	2,082	1,620	1,913	1,614	109	72	31,658	29,189

Jan - Jun and 30 Jun respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies10)		Entrance Systems		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	6,156	5,621	5,107	4,115	997	885	1,824	1,566	1,259	1,066			15,342 [12]	13,253 [13]
Sales, intragroup	152	145	15	15	117	84	62	39	18	15	-364	-299		
Sales	**6,308**	**5,766**	**5,122**	**4,130**	**1,114**	**969**	**1,886**	**1,605**	**1,277**	**1,081**	**-364**	**-299**	**15,342**	**13,253**
Organic growth [5]	*7%*	*1%*	*11%*	*6%*	*5%*	*1%*	*11%*	*10%*	*9%*	*8%*			*9%*	*4%*
Operating income (EBIT)	**972**	**834**	**965**	**743**	**80**	**108**	**250**	**219**	**161**	**146**	**-167**	**-138**	**2,261**	**1,912**
Operating margin (EBIT)	*15,4%*	*14,4%*	*18,8%*	*17,9%*	*7,1%*	*11,1%*	*13,3%*	*13,6%*	*12,6%*	*13,5%*			*14,7%*	*14,4%*
Restructuring costs	-420	-	-58	-	-42	-	-	-	-	-	-	-	-520	-
Operating income (EBIT) incl restructuring costs	**552**	**834**	**907**	**743**	**38**	**108**	**250**	**219**	**161**	**146**	**-167**	**-138**	**1,741**	**1,912**
Capital employed	9,935	10,529	8,944	8,636	1,851	1,922	3,055	2,949	3,038	2,976	-326	-253	26,497	26,759
- of which goodwill	4,580	4,798	5,382	5,109	962	1,023	2,192	2,301	2,456	2,400			15,572	15,631
Return on capital employed excl restructuring	*18.6%*	*16.0%*	*21.7%*	*18.9%*	*8.2%*	*12.0%*	*16.9%*	*15.7%*	*10.1%*	*10.3%*			*16.7%*	*14.7%*
Operating income (EBIT)	552	834	907	743	38	108	250	219	161	146	-167	-138	1,741	1,912
Restructuring costs	420	-	58	-	42	-	-	-	-	-	-	-	520	-
Depreciation	236	254	126	108	31	31	32	21	20	14	4	5	449	433
Net capital expenditure	-156	-164	-81	-63	-47	-2	-46	-53	-19	-9	-11	-9	-360	-301
Movement in working capital	-340	-376	-276	-177	7	42	-113	-67	39	80	28	-35	-655	-534
Cash flow [5]	**712**	**548**	**734**	**611**	**71**	**179**	**123**	**120**	**201**	**231**			**1,695**	**1,510**
Adjustment for non-cash items											15	15	15	15
Paid and received interest											-290	-163	-290	-163
Operating cash flow [5]													**1,420**	**1,362**

Jan-Dec and 31 Dec respectively	EMEA [7]	Americas [8]	Asia Pacific [9]	Global Technologies [10]	Entrance Systems	Other	Total
	EUR M	USD M	AUD M	SEK M	SEK M	SEK M	SEK M
	2005	2005	2005	2005	2005	2005	2005
Sales, external	1,225	1,177	356	3,297	2,341		27,802
Sales, intragroup	30	5	33	90	32	-622	
Sales	**1,255**	**1,182**	**389**	**3,387**	**2,373**	**-622**	**27,802**
Organic growth [5]	*3%*	*5%*	*2%*	*12%*	*8%*		*5%*
Operating income (EBIT)	**184**	**217**	**43**	**476**	**335**	**-300**	**4,078**
Operating margin (EBIT)	*14,7%*	*18,3%*	*11,1%*	*14,1%*	*14,1%*		*14,7%*
Capital employed	1,077	1,098	340	2,871	3,309	-389	26,653
- of which goodwill	499	664	171	2,309	2,427		15,716
Return on capital employed	*16,6%*	*19,6%*	*12,9%*	*17,3%*	*11,1%*		*15,9%*
Operating income (EBIT)	184	217	43	476	335	-300	4,078
Depreciation	54	31	12	46	32	9	882
Net capital expenditure	-36	-15	-7	-115	-26	-37	-667
Movement in working capital	3	3	-2	-66	-34	-52	-110
Cash flow [5]	**205**	**236**	**46**	**341**	**307**		**4,183**
Adjustment for non-cash items						-26	-26
Paid and received interest						-455	-455
Operating cash flow [5]							**3,702**
Average number of employees	12,405	9,251	4,352	1,767	1,714	89	29,578

Jan-Dec and 31 Dec respectively	EMEA [7]	Americas [8]	Asia Pacific [9]	Global Technologies [10]	Entrance Systems	Other	Total
	SEK M	SEK M	SEK M	SEK M	SEK M	SEK M	SEK M
	2005	2005	2005	2005	2005	2005	2005
Sales, external	11,369	8,775	2,019	3,297	2,341		27,802
Sales, intragroup	280	31	190	90	32	-622	
Sales	**11,649**	**8,806**	**2,209**	**3,387**	**2,373**	**-622**	**27,802**
Organic growth [6]	*3%*	*5%*	*2%*	*12%*	*8%*		*5%*
Operating income (EBIT)	**1,707**	**1,615**	**245**	**476**	**335**	**-300**	**4,078**
Operating margin (EBIT)	*14,7%*	*18,3%*	*11,1%*	*14,1%*	*14,1%*		*14,7%*
Capital employed	10,151	8,726	1,985	2,871	3,309	-389	26,653
- of which goodwill	4,709	5,276	995	2,309	2,427		15,716
Return on capital employed	*16,6%*	*19,6%*	*12,9%*	*17,3%*	*11,1%*		*15,9%*
Operating income (EBIT)	1,707	1,615	245	476	335	-300	4,078
Depreciation	499	230	66	46	32	9	882
Net capital expenditure	-335	-114	-40	-115	-26	-37	-667
Movement in working capital	30	24	-12	-66	-34	-52	-110
Cash flow [5]	**1,901**	**1,755**	**259**	**341**	**307**		**4,183**
Adjustment for non-cash items						-26	-26
Paid and received interest						-455	-455
Operating cash flow [5]							**3,702**

1) Translated using an average rate for the period, 1 EUR = 9.33
2) Translated using a closing rate at 30 June 2006, 1 EUR = 9.22
3) Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
4) Number of shares, thousands, used for calculation: Apr-Jun: 379,154 (378,718), Jan-Jun: 378,937 (378,718), Jan-Dec 2005: 378,718.
5) Excluding restructuring payments.
6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.
7) Europe, Middle East and Africa
8) North and South America
9) Asia, Australia and New Zealand
10) ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology and ASSA ABLOY HID.
11) Entrance Systems Q3 2005: Sales 591 MSEK, Operating Income (EBIT) 84 MSEK
12) Europe 7 371, North America 6 171, South America 155, Africa 217, Asia 701, Pacific 727.
13) Europe 6 698, North America 5 034, South America 113, Africa 166, Asia 554, Pacific 688.
13) Translated using transaction day rate, 1 EUR = 9.29.